Exhibit 4.25
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

EchoStar Corporation (“EchoStar,” the “Company,” “we,” “us” and/or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Class A Common Stock, $0.001 par value per share.

DESCRIPTION OF CAPITAL STOCK

The summary of the general terms and provisions of the capital stock of EchoStar set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to EchoStar’s Articles of Incorporation (as amended from time to time, the “Articles”) and Bylaws (as amended from time to time, the “Bylaws” and together with the Articles, the “Charter Documents”), each of which is incorporated herein by reference and filed as an exhibit to EchoStar’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read our Charter Documents and the applicable provisions of the Nevada Revised Statues.

General

We are authorized to issue the following capital stock:

•
4,000,000,000 shares of common stock, par value $0.001 per share, of which 1,600,000,000 shares are designated Class A common stock, 800,000,000 shares are designated Class B common stock, 800,000,000 shares are designated Class C common stock and 800,000,000 shares are designated Class D common stock; and

•	20,000,000 shares of preferred stock, par value $0.001 per share.

A summary of the powers, preferences and rights of the shares of each class of common stock and preferred stock is described below.

Our Class A Common Stock

Each holder of Class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law or the terms of any preferred stock, holders of the Class A common stock vote together with the holders of Class B common stock, the holders of Class C common stock and the holders of preferred stock on all matters submitted to a vote of stockholders. Subject to the preferential rights of any outstanding series of preferred stock and to any restrictions on the payment of dividends imposed under the terms of our indebtedness, the holders of Class A common stock are entitled to such dividends as may be declared from time to time by our board of directors from legally available funds and, together with the holders of the Class B common stock and the Class C common stock, are entitled, after payment of all prior claims, to receive pro rata all of our assets upon a liquidation. Holders of Class A common stock have no redemption, conversion or preemptive rights.

Our Class A Common Stock is listed on the NASDAQ Global Select Market under the symbol “SATS”.

Computershare Trust Company, N.A. serves as the transfer agent and registrar of our Class A Common Stock.

Our Class B Common Stock

Each holder of Class B common stock is entitled to ten votes for each share of Class B common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law or the terms of any preferred stock, holders of the Class B common stock vote together with holders of the Class A common stock, holders of the Class C common stock and holders of the preferred stock on all matters submitted to a vote of the stockholders. Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. The conversion ratio is subject to adjustment from time to time upon the occurrence of certain events, including: (A) dividends or distributions on Class A common stock payable in Class A common stock or certain other capital stock; and (B) subdivisions, combinations or certain reclassifications of Class A common stock. Each share of Class B common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the Class A common stock and Class C common stock.

Our Class C Common Stock

Each holder of Class C common stock is entitled to one vote for each share of Class C common stock on all matters submitted to a vote of stockholders, except in the event of a change in control, in which case each Class C holder is entitled to ten votes per share. Except as otherwise required by law or the terms of any preferred stock, holders of the Class C common stock vote together with holders of the Class A common stock, holders of the Class B common stock and holders of the preferred stock on all matters submitted to a vote of stockholders. Each share of Class C common stock is convertible, at the option of the holder, into Class A common stock on the same terms as the Class B common stock. Each share of Class C common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the Class A common stock and Class B common stock.

Our Class D Common Stock

Each holder of Class D common stock is not entitled to a vote on any matter. Each share of Class D common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the Class A common stock.

Our Preferred Stock

Our board of directors is authorized to designate one or more series of our preferred stock and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions of the series, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock.

The provisions authorizing our board of directors to issue preferred stock without stockholder approval and the issuance of such stock could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management.

Provisions of Our Articles of Incorporation Relating to Related-Party Transactions and Corporate Opportunities with DISH Network Corporation

In order to address potential conflicts of interest between us and DISH Network Corporation (“DISH”), our Articles contain provisions regulating and defining the conduct of our affairs as they may involve DISH and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with DISH. In general, these provisions recognize that we and DISH may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and may have contractual and business relations with each other, including officers and directors or both of DISH serving as our officers or directors or both.

Additionally, if one of our directors or officers learns of a potential transaction or matter that may be a corporate opportunity for both us and DISH, our Articles provide that such director or officer is required to first present the opportunity to us only if (A) we have expressed an interest in such corporate opportunity as determined by our board of directors and evidenced by resolutions appearing in the Company’s minutes; (B) such potential corporate opportunity was expressly offered to such director or officer solely in his or her capacity as a director or officer of the Company or as a director or officer of any of our subsidiaries; and (C) such opportunity relates to a line of business in which we or any of our subsidiaries is then directly engaged.

For purposes of our Articles, “corporate opportunities” include, but are not limited to, business opportunities that we are financially able to undertake, that, from their nature, are in our line of business, are of practical advantage to us and are ones in which we would have an interest or a reasonable expectancy.

The corporate opportunity provisions in our Articles will expire on the date that any person who is a director or officer of us is no longer a director or officer of DISH.

Nevada Law and Limitations on Changes in Control

Nevada Business Combination Statutes

Nevada’s “combinations with interested stockholders” statutes (Nevada Revised Statutes (“NRS”) 78.411 through 78.444, inclusive) prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder.

For purposes of these statutes, an “interested stockholder” is any person who is (A) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the Company, or (B) an affiliate or associate of the Company and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the Company. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.”

The provisions of the NRS relating to combinations with interested stockholders could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management.

Nevada Control Share Acquisition Statutes

Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (A) one fifth or more, but less than one third, (B) one third or more, but less than a majority or (C) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the ninety days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.

The Nevada control share law, if applicable, could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management.

Directors Duties During a Potential Change in Control

NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).